UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Brookside Technology Holdings Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

 (Title of Class of Securities)

11452Q102

 (CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 11452Q102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

		16,882,796
NUMBER OF
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9.	Sole Dispositive Power
PERSON WITH
		16,882,796

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,882,796

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)

9.99%

14.	Type of Reporting Person (See Instructions)

IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.01 per share (the “Common Stock”), of Brookside Technology Holdings Corp. (the “Issuer”).  The address of the Issuer’s principal executive offices is 15500 Roosevelt Boulevard, Suite 101, Clearwater, Florida 33760.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 16,882,796 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.   Vicis may be deemed to beneficially own such 16,882,796 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, 16th Floor, New York, NY 10022.  To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired 10,000,000 shares of Common Stock.

On June 18, 2008 the Fund acquired from a private party a Series E Warrant to purchase 61,273,835 shares of Common Stock (the “Series E Warrant”).  The terms of the Series E Warrant provide that the holder of the Series E Warrant is neither entitled nor required to exercise the Series E Warrant to the extent that such exercise by the holder would cause the holder to acquire a number of shares of Common Stock in excess of that number of shares of Common Stock that, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by (i) the holder of the Series E Warrant and (ii) such holder’s affiliates, to exceed 9.99% of the outstanding shares of the Common Stock following such exercise.

In addition to the Common Stock previously acquired by the Fund and the shares of Common Stock underlying the Series E Warrant that the Fund would be able to acquire via its exercise of the Series E Warrant to the fullest extent permitted by the terms of that Series E Warrant, the Fund owns shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which shares are convertible into shares of Common Stock, and additional warrants to purchase Common Stock (each an “Other Warrant” and collectively, the “Other Warrants”).  However, the terms of both the Series A Preferred Stock and of each of the Other Warrants provide that the holder thereof is neither entitled nor required to convert or exercise, as the case may be, any share of the Series A Preferred Stock or such Other Warrant to the extent that such conversion or exercise, respectively, by the holder would cause the holder to acquire a number of shares of Common Stock in excess of that number of shares of Common Stock that, upon giving effect to such conversion or exercise, respectively, would cause the aggregate number of shares of Common Stock beneficially owned by (i) the holder and (ii) such holder’s affiliates, to exceed 4.99% of the outstanding shares of the Common Stock following such conversion or exercise.  As a result, Vicis is not deemed to own any of the shares underlying any of the shares of Series A Preferred Stock or any of the Other Warrants.

Therefore, when the 10,000,000 shares of Common Stock previously acquired by the Fund are aggregated with the 6,882,796 shares of Common Stock that the Fund would be able to acquire via its exercise of the Series E Warrant to the fullest extent permitted by the terms of that Series E Warrant, Vicis is deemed to beneficially own 16,882,796 shares of Common Stock.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock, the Series E Warrant, the Series A Preferred Stock, and each of the additional warrants for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.  On October 22, 2008, Mr. Christopher Phillips, a Managing Director of Vicis, was elected to the Board of Directors of the Issuer.  On January 11, 2010, Mr. Phillips resigned from the Board of Directors of the Issuer.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
All 16,882,796 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.   Vicis Capital LLC may be deemed to beneficially own such 16,882,796 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 16,882,796 shares of Common Stock represent approximately 9.99% of the Issuer’s outstanding Common Stock (based upon 168,996,962 shares of Common Stock outstanding at November 18, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2009, and 16,882,796 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2010
Date

By:  /s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.